[redacted]

08025592

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sound Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Jericho Quadrangle, Suite 118
(No. and Street)

Jericho (City) New York (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Taormina
516 393-0500 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miceli & Koenig, CPAS, P.C.
(Name – *if individual, state last, first, middle name*)

485 Underhill Boulevard, Ste. 100 (Address) Syosset (City) NY (State) 11791 (Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES TAORMINA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUND SECURITIES LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Lyrices Ruiz
Notary Public

LYRICES RUIZ
Notary Public - State of New York
NO. 01RU6118594
Qualified in Queens County
My Commission Expires 11/5/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

INDEPENDENT AUDITOR'S REPORT

To the Member and Board of Directors of
Sound Securities, LLC
(A Limited Liability Company)
Jericho, New York

We have audited the accompanying statement of financial condition of Sound Securities, LLC, as of December 31, 2007, and the related statements of income, changes in owner's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sound Securities, LLC, as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 14, 2008

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS:	
Cash	$491,452
Marketable securities	2,139,067
Receivables from brokers and dealers	84,658
Commissions receivable	103,090
Property and equipment, net	14,285
Due from member and related parties	4,017
Other assets	34,297
Total Assets	**$2,870,866**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	560,127
MEMBER'S EQUITY	
Total Member's Equity	2,310,739
Total Liabilities and Member's Equity	**$2,870,866**

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commissions	$2,923,612
Other income	$35,000
Interest and dividend income	98,999
	3,057,611
OPERATING EXPENSES:	
Salaries, commissions and related expenses	2,227,566
Clearance and exchange fees	348,068
Regulatory fees	121,481
Other operating expenses	79,156
Occupancy and equipment rentals	25,513
Communications and data processing	17,651
Professional fees	40,767
Office expenses	3,783
Travel and entertainment	6,077
Unrealized/realized loss	1,994
	2,872,056
NET INCOME	**$185,555**

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Member's Equity
Balance January 1, 2007	$2,394,202
Capital Distributions	(269,018)
Net Income	185,555
Balance December 31, 2007	$2,310,739

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$185,555
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	13,561
Market adjustment on marketable securities	1,994
Decrease in receivables from brokers and dealers	205,881
Decrease in receivables from related parties	113,371
Increase in other assets	(20,865)
Increase in accounts payable, accrued expenses and other liabilities	220,771
NET CASH PROVIDED BY OPERATING ACTIVITIES	720,268
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from marketable securities	335,000
Purchase of marketable securities	(337,842)
Purchase of property and equipment	(1,204)
NET CASH USED IN INVESTING ACTIVITIES	(4,046)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital distributions	(269,018)
NET CASH USED IN FINANCING ACTIVITIES	(269,018)
NET INCREASE IN CASH	447,204
CASH, BEGINNING OF YEAR	44,248
CASH, END OF YEAR	**$491,452**

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Sound Securities, LLC ("The Company") was organized in New York on October 30, 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (The "SEC") and is a member of the National Association of Securities Dealers, Inc. (The "NASD") and the Securities Investor Protection Corporation (The "SIPC").

The Company had formerly operated as Arpent Securities, Inc. During 2004, Arpent Securities, Inc. transferred the operations of the broker-dealer to the Company. The Company was inactive in 2003.

In March 2004, ownership of the company was transferred to Peconic Holdings, LLC.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities. However, the Company has regulatory authorization to trade for its own account.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation and the SIPC up to $100,000. At December 31, 2007, the Company did not have cash or cash equivalent balances at risk.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date with related commission income and expenses reported on a trade date basis.

Valuation of Investments

All investments in marketable securities are valued at estimated fair value in the statement of financial position. If available, quoted market prices are used to value investments. Otherwise, investments are valued at bid prices based on market quotations prevailing on the last business day of the year. Invested cash is valued at cost which is its estimated fair value.

Intangible Assets

Intangible assets include costs incurred in organizing and starting up the broker dealer. These costs are being amortized over the term of five years utilizing the straight-line method.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Office equipment	5 years
Furniture and fixtures	7 years

Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement utilizing the straight-line method.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

Federal and state income taxes have not been provided for because a Limited Liability Company (an LLC) is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax return.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3 - INVESTMENTS

Investments at December 31, 2007 are stated at estimated fair value as summarized as follows:

	Fair Value
Preferred stock	$ 79,920
Municipal bonds	2,059,147
	$2,139,067

On December 31, 2007, the Company had $346,515 of their investments held by the clearing broker in its deposit account.

Investment income from investments above for the year ended December 31, 2007 is as follows:

Interest and dividend income	$ 96,589
Unrealized/realized gain (loss)	(1,994)
	$ 94,595

4 - DUE FROM CLEARING BROKER

The following amounts are due from the Company's clearing brokers as reflected on the statement of financial condition as of December 31, 2007:

	Merrill Broadcort	Interactive Brokers	Total
Commissions receivable	$ 72,612	$ -0-	$ 72,612
Good faith deposits:			
Invested cash	6,914	5,132	12,046
	$ 79,526	$ 5,132	$ 84,658

5 - PROPERTY AND EQUIPMENT

Office equipment	$ 26,505
Furniture and fixtures	6,338
Leasehold improvements	10,528
	43,371
Less: Accumulated depreciation and amortization	29,086
	$ 14,285

Depreciation and amortization expense related to property and equipment amounted to $12,720 for the year ended December 31, 2007.

6 - RELATED PARTY

The Company shares its offices with a party related through minority common ownership of its member. There is an expense sharing arrangement with the related party based on usage. At December 31, 2007, the Company was owed $4,017 from the related party for shared expense.

6 - RELATED PARTY (CONT'D).

In addition, the Company receives referral commissions from the related party for introducing potential investors during the normal course of business. These commissions are usually paid on a quarterly basis. At December 31, 2007, the Company had commissions receivable from the related party of $80,521.

7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company has net capital of $2,112,419 which was $2,012,419 in excess of its minimum required net capital of $100,000. The Company's net capital ratio was .27 to 1.

8 - COMMITMENTS AND CONTINGENCIES

The Company is contingently liable for losses incurred by its clearing brokers from defaults in payment of funds or delivery of securities by any introduced customer accounts.

The Company occupies facilities on a month-to-month basis. During 2007, the payments adjusted for storage and escalations averaged $2,126 monthly.

9 - CONCENTRATION OF CREDIT RISK

Customer transactions are cleared through other broker-dealers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the broker-dealer may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

9 - CONCENTRATION OF CREDIT RISK (CONT'D).

As of December 31, 2007, there were no significant customer accounts having unsecured debit balances that presented any risk.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL		
Total member's equity		$2,310,739
Less: Non allowable assets		
Property and equipment, net	14,285	
Commissions receivable-net of offsetting payable	45,163	
Related party receivables	4,017	
Other assets	34,297	
		97,762
Net capital before haircuts on securities positions (tentative net capital)		2,212,977
Haircuts on Securities		
State and municipal government obligations	91,576	
Preferred stock	7,992	
Undue concentration	990	
		100,558
Net Capital		2,112,419
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Minimum net capital required 6-2/3% of $560,127 pursuant to Rule 15C3-1		37,342
Minimum dollar net capital requirement of reporting broker/dealer		100,000
Minimum net capital requirements of broker/dealer		100,000
EXCESS NET CAPITAL		2,012,419
EXCESS NET CAPITAL AT 1,000 %		2,056,406
AGGREGATE INDEBTEDNESS		560,127
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.27

See independent auditors' report.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2007

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

	Audited	Focus Report Unaudited		Difference
CURRENT ASSETS:				
Cash	$ 491,452	$ 491,440	(a)	$ 12
Marketable securities	2,139,067	2,139,067	(a)	-0-
Receivables from brokers and dealers	84,658	84,670		(12)
Commissions receivable	103,090	103,090		-0-
Property and equipment, net	14,285	14,285		-0-
Due from member and related parties	4,017	-0-	(b)	4,017
Other assets	34,297	38,314	(b)	(4,017)
Total Assets	$2,870,866	$2,870,866		$ -0-

LIABILITIES AND MEMBER'S EQUITY

	Audited	Focus Report Unaudited	Difference
LIABILITIES			
Accounts payable, accrued expenses and other liabilities	$ 560,127	$ 560,127	$ -0-
MEMBER'S EQUITY			
Total member's equity	2,310,739	2,310,739	-0-
Total Liabilities and Member's Equity	$2,870,866	$2,870,866	$ -0-

(a) Reclassification by auditor of cash account out of receivables.
(b) Reclassification of related party receivables by auditor.

See independent auditors' report.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2007

Net capital as reported on the Focus Report, Part IIA	$2,112,419
Adjustments	-0-
Net capital as adjusted and as reported per audited financial statements	$2,112,419

See independent auditors' report.

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member and Board of Directors of
Sound Securities, LLC
(A Limited Liability Company)
Jericho, New York

In planning and performing our audit of the financial statements of Sound Securities, LLC ("The Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miceli & Koenig

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 14, 2008

END